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July 17, 2015

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street
Washington, D.C. 20549
Attn:  Jim Allegretto, Senior Assistant Chief Accountant

     Re:        Enterprise Products Partners L.P.
Form 10-K for the Year Ended December 31, 2014
Filed March 2, 2015
File No. 1-14323

Dear Mr. Allegretto:

Set forth below are the responses of Enterprise Products Partners L.P., a Delaware limited partnership (“Enterprise,” “EPD,” “we,” “us,” “our” or “partnership”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 9, 2015, with respect to Enterprise’s Form 10-K for the year ended December 31, 2014 filed on March 2, 2015 (the “Form 10-K”).  Each response below has been prepared and is being provided by Enterprise, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Note 18. Commitments and Contingencies, page F-70

1.
We have reviewed your response to comment 2. We are still unclear why, upon exercise of the Liquidity Option, the difference between the undiscounted deferred tax liabilities recognized under ASC 740 and the relieved discounted liability should be included in treasury stock as opposed to deferred tax expense. Although the tender offer and controlling interest acquisition examples cited in ASC 505-30-30-4 each represent “solely a treasury stock transaction,” it appears your transaction is not solely a treasury stock transaction considering the transaction originated with a business combination, the transaction involves the assumption of material tax obligations and since you do not control exercise of the put option (unlike a treasury stock acquisition which is at the option of the purchaser). We also believe any premium associated with the treasury stock examples represented fair market value, whereas the excess “debit” in your case is due to the interplay between a discounted liability and a nominal deferred tax liability. Given that you recognize expense associated with changes in the fair value of the Liquidity Option and that the amount is based on a forecast of estimated tax payments and would be reversed to income in the event the option is not exercised, it seems inconsistent not to similarly reflect ultimate recognition of the deferred tax liabilities within income. Accordingly, please provide us with further evidence supporting your proposed accounting treatment upon exercise of the Liquidity Option.

Austin     Beijing     Dallas     Dubai     Houston    London    New York    Research Triangle Park    The Woodlands    Washington, DC

Response:
We acknowledge your comment and would record the following journal entry if the Liquidity Option is exercised:

DR. Liquidity Option Agreement Liability (1)	$xxx
DR. Income Tax Expense (2)	xxx
DR. Treasury Stock (EPD common units indirectly acquired) (3)	xxx
CR. Deferred Tax Liabilities (liabilities indirectly acquired) (4)		$xxx
CR. Cash/EPD Common Units (consideration upon exercise of option) (5)		xxx
_________________
(1)	Amount would be the then current book value of the option liability
(2)
Represents the difference between the (i) Liquidity Option Agreement Liability at the time of option exercise and (ii) the deferred tax liability assumed at the time of option exercise.   Income tax expense would be recorded to the extent that the assumed deferred tax liability exceeds the then current book value of the option liability.

(3)	Equals the fair value of any newly issued EPD common units at the option exercise date as measured in accordance with ASC 845
(4)	Measured in accordance with ASC 740
(5)	The fair value of any newly issued EPD common units would be measured in accordance with ASC 845

2.
We have reviewed your response to comment 3.  Please substantially expand on why you believe a marketplace participant would assume the liability and relinquish the option to liquidate its position prior to the 30-year timeframe assumed in your valuation. Explain why, for example, a 1, 5, 10, 15 or 20-year timeframe would not be a more appropriate assumption given the “liquidity preference” of investors. Also tell us how your fair value measurement incorporated a risk premium reflecting the amount that a market participant would demand for the uncertainty inherent in the cash flows of holding the OTA stock and collecting the distributions for 30 years then selling the units and incurring a tax obligation. In this regard, show us the internal rate of return calculation of holding OTA stock for 30 years and why it would represent a reasonable rate of return given the long-term nature of the investment relative to its risk. See ASC 820-10-55-8. Finally tell us whether you sought any bids from marketplace participants that would assume the put obligation. If so, please summarize the results and compare to your internally generated calculation of the liability. We may have further comment.

Response:
We acknowledge your comment regarding the potential “liquidity preference” of investors.   An investor might elect to liquidate OTA at various dates prior to the 30-year timeframe used in our discounted cash flow analysis.  Accordingly, we will adjust the financial model used to estimate the fair value of the Liquidity Option to reflect the possible liquidation of OTA at the end of each year following the exercise date for a period of 30 years (a “multiple liquidation date” approach).  Using this approach and assuming no changes in the other assumptions previously reflected in our discounted cash flow analysis, the estimated fair value of the Liquidity Option at October 1, 2014 would increase to approximately $212 million. We do not consider the $93 million increase in fair value of the Liquidity Option from our original estimate of approximately $119 million to be material to our consolidated financial statements.

To further illustrate the potential impact of the two approaches to fair value of the Liquidity Option on our financial results, we have prepared the following example.  This example assumes that we ratably adjust our expectations (i.e., probabilities) of acquiring all of the EPD common units held by OTA from approximately 70% at inception to 100% by the time the option nears its exercise date.  In addition, while the actual amount of the deferred tax liability to be recorded upon exercise is not known, this example assumes that the deferred tax liability recorded by EPD at the time of exercise is $500 million for illustrative purposes.  All amounts presented in the following table are in millions of dollars.

	Single	Multiple
	30-Year	Liquidation
	Forecast	Date
	Approach	Approach
Initial fair value estimate of Liquidity Option at October 1, 2014	$119	$212
Expense recognized in connection with accretion and
changes in the estimated number of EPD common units
to be acquired upon exercise of Liquidity Option (1)	122	216
Liquidity Option Agreement Liability at time of exercise in February 2020 (2)	241	428
Income tax expense to be recognized upon exercise of Liquidity Option (3)	259	72
Deferred tax liability recorded at exercise date in February 2020 (4)	$500	$500
_________________
(1)	We would present these expense amounts as “Changes in the fair value of Liquidity Option Agreement” within “Other expenses” on our consolidated statements of operations
(2)	Amount would be the then current book value of the Liquidity Option
(3)
Represents the difference between the (i) Liquidity Option Agreement Liability at the time of option exercise and (ii) the nominal deferred tax liability assumed at the time of option exercise.   Income tax expense would be recorded to the extent that the assumed deferred tax liability exceeds the then current book value of the option liability.

(4)
The deferred tax liability would be measured in accordance with ASC 740.   The $500 million amount used in this example is for illustrative purposes only and does not represent a known deferred tax liability.

In response to your question regarding possible bid solicitations, we did not seek any bids from marketplace participants in connection with developing our estimate of fair value for the Liquidity Option.  The fair value of the Liquidity Option was derived using a discounted cash flow analysis.

Lastly, we used EPD’s weighted-average cost of capital (“WACC”) at October 1, 2014 (as determined by Bloomberg) to discount the cash flows used in our valuation analysis.  The WACC represents an average rate that a company is expected to pay to its security holders to finance its assets; therefore, it includes a risk premium sought by debt and equity investors.  At October 1, 2014, the WACC for EPD was estimated by Bloomberg at 7.4%.

*  *  *  *  *

In response to the foregoing Staff comments, Enterprise acknowledges that:

•	the partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding the foregoing responses, you may contact Michael W. Hanson at (713) 381-6864 or Christopher S. Wade, Esq. at (713) 381-4847, or the undersigned at (713) 220-4301.

Sincerely,

/s/ David C. Buck
______________________________________
David C. Buck

cc:                Michael A. Creel, Enterprise Products Partners L.P.
W. Randall Fowler, Enterprise Products Partners L.P.
Bryan F. Bulawa, Enterprise Products Partners L.P.
Michael J. Knesek, Enterprise Products Partners L.P.
Craig W. Murray, Esq., Enterprise Products Partners L.P.
                        Christopher S. Wade, Esq., Enterprise Products Partners L.P.
Kevin Siblik, Deloitte & Touche LLP